EXHIBIT 12


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                 PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS


                                                                    Years Ended December 31,
                                                ------------   -----------   -----------    -----------   -----------
                                                   1992         1993(A)         1994           1995          1996
                                                ------------   -----------   -----------    -----------   -----------
                                                                       (Thousands of Dollars)
Earnings as Defined in Regulation S-K:
Income from Continuing Operations (B)               475,150       549,178       666,521        627,287       587,358
Federal Income Taxes (C)                            238,270       296,223       320,218        348,324       297,277
Fixed Charges                                       537,455       538,556       534,875        548,579       527,974
                                                ------------   -----------   -----------    -----------   -----------
Earnings                                          1,250,875     1,383,957     1,521,614      1,524,190     1,412,609
                                                ============   ===========   ===========    ===========   ===========

Fixed Charges as Defined in Regulation S-K
(D):

Total Interest Expense (E) (F)                      481,116       470,585       462,189        464,207       453,111
Interest Factor in Rentals                            9,591        11,090        12,120         11,956        11,490
Subsidiaries' Preferred Securities Dividend
    Requirements                                         --            --            --             --        27,741
Preferred Stock Dividends                            31,907        38,114        42,163         49,426        23,161
Adjustment to Preferred Stock Dividends to
     state on a pre-income tax basis                 14,841        18,767        18,403         22,990        12,471
                                                ------------   -----------   -----------    -----------   -----------
                                                    537,455       538,556       534,875        548,579       527,974
                                                ============   ===========   ===========    ===========   ===========

Ratio of Earnings to Fixed Charges                     2.33          2.57          2.84           2.78          2.68
                                                ============   ===========   ===========    ===========   ===========


Notes:

(A) Excludes cumulative effect of $5.4 million credit to income reflecting a change in income taxes.

(B) Excludes income from discontinued operations.

(C) Includes state income taxes and federal income taxes for other incomes.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.

(E) Excludes 1992 interest expense on decommissioning cost of $5,208.

(F) Excludes interest expense from discontinued operations.